As filed with the Securities and Exchange Commission on January 6, 2020

File No. 333-233450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☒

PIMCO Funds

(Exact name of Registrant as Specified in Charter)

650 Newport Center Drive

Newport Beach, California 92660

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including area code:

(888) 877-4626

Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006	Ryan G. Leshaw, Esq. Senior Vice President, Senior Counsel Pacific Investment Management Company LLC 650 Newport Center Drive Newport Beach, California 92660
(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment filing is to file the tax opinion for the reorganization of the PIMCO EqS® Long/Short Fund with and into the PIMCO RAE Worldwide Long/Short PLUS Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed under Rule 497, File No. 333-233450, on September 25, 2019 (Accession Number 0001193125-19-254833)

PART C

Other Information

Item 15. Indemnification

Reference is made to Article IV of the Registrant’s Amended and Restated Declaration of Trust, which was filed with the Registrant’s Post-Effective Amendment No. 265 on November 7, 2014.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 16. Exhibits

(1)	Charter of Registrant

a. Amended and Restated Declaration of Trust dated November 4, 2014(24).

b. Seventh Amended and Restated Establishment and Designation of Series of Shares of Beneficial Interest dated November 5, 2019(52).

(2)	By-laws

a. Amended and Restated By-Laws of Registrant dated November 4, 2014(24).

(3)	Voting Trust Agreement – Inapplicable

(4)	Agreement of Reorganization

a. Form of Agreement and Plan of Reorganization – Filed as an Appendix to the Proxy Statement/Prospectus.

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a. See the Amended and Restated Declaration of Trust (Exhibit 1 above) and the Amended and Restated By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contracts

a. Amended and Restated Investment Advisory Contract dated February 23, 2009(3).

(i) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Emerging Markets Corporate Bond Fund dated May 19, 2009(4).

(ii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to fee changes dated October 1, 2009(6).

(iii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO CommoditiesPLUS® Strategy Fund dated February 23, 2010(7).

(iv) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO High Yield Spectrum Fund dated August 17, 2010(8).

(v) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to certain fee reductions dated October 1, 2010(9).

(vi)  Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Senior Floating Rate Fund, PIMCO Total Return Fund IV, PIMCO RAE PLUS International Fund and PIMCO RAE PLUS Small Fund dated February 28, 2011(10).

(vii)  Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Credit Opportunities Bond Fund and PIMCO Inflation Response Multi-Asset Fund dated May 23, 2011(12).

(viii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Funds: Private Account Portfolio Series – Low Duration Portfolio and PIMCO Funds: Private Account Portfolio Series – Moderate Duration Portfolio dated August 16, 2011(13).

(ix)  Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO California Municipal Bond Fund, PIMCO National Intermediate Municipal Bond Fund, PIMCO Short Asset Investment Fund and PIMCO Funds: Private Account Portfolio Series – Short Term Floating NAV Portfolio III dated February 28, 2012(14).

(x) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Mortgage Opportunities and Bond Fund dated August 15, 2012(17).

(xi) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Emerging Markets Full Spectrum Bond Fund dated November 13, 2012(18).

(xii)  Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO RAE PLUS EMG Fund, PIMCO RAE Fundamental Advantage PLUS Fund, PIMCO RAE PLUS Fund, PIMCO RAE PLUS International Fund, PIMCO StocksPLUS® International Fund (Unhedged), PIMCO StocksPLUS® International Fund (U.S. Dollar Hedged), PIMCO StocksPLUS® Small Fund, PIMCO RAE PLUS Small Fund, PIMCO StocksPLUS® Absolute Return Fund and PIMCO StocksPLUS® Short Fund dated March 22, 2013(20).

(xiii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO TRENDS Managed Futures Strategy Fund dated August 13, 2013(21).

(xiv) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO RAE PLUS International Fund and PIMCO Senior Floating Rate Fund dated October 1, 2013(23).

(xv)   Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO RAE Low Volatility PLUS EMG Fund, the PIMCO RAE Low Volatility PLUS Fund, and the PIMCO RAE Low Volatility PLUS International Fund dated November 5, 2013(22).

(xvi) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Multi-Strategy Alternative Fund and PIMCO RAE Worldwide Long/Short PLUS Fund dated November 5, 2014(24).

(xvii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Preferred and Capital Securities Fund dated February 24, 2015(26).

(xviii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Emerging Markets Corporate Bond Fund and PIMCO Inflation Response Multi-Asset Fund dated October 1, 2015(32).

(xix) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Total Return ESG Fund, PIMCO Low Duration ESG Fund and PIMCO Low Duration Income Fund dated November 7, 2016(44).

(xx)   Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Funds: Private Account Portfolio Series – PIMCO Short Asset Portfolio dated February 14, 2017(37).

(xxi) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Emerging Markets Corporate Bond Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Advantage® Strategy Bond Fund and PIMCO Dynamic Bond Fund dated October 2, 2017(42).

(xxii) Amendment to Amended and Restated Investment Advisory Contract dated February 13, 2018(45).

(xxiii) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to the PIMCO Strategic Bond Fund dated October 1, 2018(48).

(xxiv) Supplement and Amended Exhibit A to Amended and Restated Investment Advisory Contract relating to PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund dated November 5, 2018(49).

(xxv) Supplement to Amended and Restated Investment Advisory Contract relating to PMCO Long-Term Real Return Fund dated October 1, 2019(52).

(xxvi) Supplement to Amended and Restated Investment Advisory Contract relating to PIMCO Climate Bond Fund dated November 4, 2019(52).

(xxvii) Amended and Restated Asset Allocation Sub-Advisory Agreement relating to PIMCO All Asset Fund and PIMCO All Asset All Authority Fund dated December 1, 2010(11)

(xxviii)Supplement to Amended and Restated Asset Allocation Sub-Advisory Agreement relating to PIMCO All Asset Fund and PIMCO All Asset All Authority Fund and Sub-Advisory Agreement relating to PIMCO RAE PLUS Fund, PIMCO RAE PLUS International Fund and PIMCO RAE PLUS Small Fund dated December 1, 2012(18)

(xxix)  Amended and Restated Sub-Advisory Agreement relating to the PIMCO RAE PLUS EMG Fund, PIMCO RAE Low Volatility PLUS EMG Fund, PIMCO RAE Fundamental Advantage PLUS Fund, PIMCO RAE PLUS Fund, PIMCO RAE PLUS International Fund, PIMCO RAE Low Volatility PLUS International Fund, PIMCO RAE PLUS Small Fund and PIMCO RAE Low Volatility PLUS Fund dated December 20, 2013(22)

(xxx) Amendment to Amended and Restated Sub-Advisory Agreement relating to the PIMCO Multi-Strategy Alternative Fund and PIMCO RAE Worldwide Long/Short PLUS Fund dated November 5, 2014(25)

(xxxi)  Sub-Advisory Agreement relating to PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund dated March 15, 2019(49)

7.	Distribution Contracts

a. Second Amended and Restated Distribution Contract dated February 14, 2017(45).

(i) Amendment to Second Amended and Restated Distribution Contract related to I-3 shares dated February 13, 2018(45).

(ii) Amendment to Second Amended and Restated Distribution Contract related to I-3 shares dated May 15, 2018(46).

(iii)   Supplement to Second Amended and Restated Distribution Contract relating to PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund dated November 5, 2018(49).

(iv) Supplement to Second Amended and Restated Distribution Contract relating to PIMCO Climate Bond Fund dated November 4, 2019(52).

(v) Form of Sales Agreement(35).

(vi) Form of Sales Agreement(35)

8.	Bonus or Profit Sharing Contracts – Inapplicable

9.	Custodian Agreements

a. Custody and Investment Accounting Agreement dated January 1, 2000(5)

(i) Amendment to Custody and Investment Accounting Agreement dated June 8, 2001(5).

(ii) Amendment to Custody and Investment Accounting Agreement dated March 30, 2010(7).

(iii) Amendment to Custody and Investment Accounting Agreement dated February 8, 2017(41).

(iv) Amendment to Custody and Investment Accounting Agreement dated March 21, 2018(46).

(v) Amendment to Custody and Investment Accounting Agreement dated December 13, 2018(48).

		(vi)	Amendment to Custody and Investment Accounting Agreement dated March 11, 2019(49).

10.	Rule 12b-1 and Rule 18f-3 Plans

	a.	Distribution and Servicing Plan for Class A Shares(5).

	b.	Distribution and Servicing Plan for Class C Shares(5).

	c.	Distribution and Servicing Plan for Administrative Class Shares(15).

	d.	Distribution and Services Plan for Class R Shares(5).

	e.	Eighteenth Amended and Restated Multi-Class Plan Adopted Pursuant to Rule 18f-3 dated May 15, 2018(46).

11.	Opinion of Counsel Regarding Legality of the Securities Being Registered(51)

12.	Tax Opinion – Filed herewith.

13.	Other Material Contracts

	a.	Second Amended and Restated Supervision and Administration Agreement dated April 1, 2012(16).

		(i)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Mortgage Opportunities and Bond Fund dated August 15, 2012(17).

		(ii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Emerging Markets Full Spectrum Bond Fund dated November 13, 2012(18).

		(iii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO RAE PLUS EMG Fund, PIMCO RAE Fundamental Advantage PLUS Fund, PIMCO RAE PLUS Fund, PIMCO RAE PLUS International Fund, PIMCO StocksPLUS® International Fund (Unhedged), PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged), PIMCO StocksPLUS® Small Fund, PIMCO RAE PLUS Small Fund, PIMCO StocksPLUS® Absolute Return Fund and PIMCO StocksPLUS® Short Fund dated March 22, 2013(20).

		(iv)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO TRENDS Managed Futures Strategy Fund dated August 13, 2013(21).

		(v)	Amendment to the Second Amended and Restated Supervision and Administration Agreement dated October 1, 2013(23).

		(vi)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO RAE Low Volatility PLUS EMG Fund, the PIMCO RAE Low Volatility PLUS Fund, and the PIMCO RAE Low Volatility PLUS International Fund dated November 5, 2013(22).

		(vii)	Supplement to Second Amended and Restated Supervision and Administration Agreement dated October 1, 2014(24).

		(viii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Multi-Strategy Alternative Fund and PIMCO RAE Worldwide Long/Short PLUS Fund dated November 5, 2014(24).

(ix)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Preferred and Capital Securities Fund dated February 24, 2015(26).

(x)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO StocksPLUS® Absolute Return Fund, PIMCO StocksPLUS® International Fund (U.S. Dollar-Hedged) and PIMCO StocksPLUS® Small Fund dated October 1, 2015(32).

(xi)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Moderate Duration Fund and PIMCO Short Asset Investment Fund dated November 2, 2015(41).

(xii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Government Money Market Fund dated February 23, 2016(33).

(xiii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement dated October 1, 2016(36).

(xiv)	Amendment to the Second Amended and Restated Supervision and Administration Agreement relating to PIMCO Funds: Private Account Portfolio Series – PIMCO Short Asset Portfolio dated February 14, 2017(37).

(xv)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Long Duration Total Return Fund dated October 2, 2017(43).

(xvi)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to the PIMCO Global Bond Opportunities Fund (Unhedged) dated November 14, 2017(43).

(xvii)	Amendment to the Second Amended and Restated Supervision and Administration Agreement dated February 13, 2018(45).

(xviii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to I-3 shares dated February 13, 2018(45).

(xix)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to I-3 shares and Class D shares dated May 15, 2018(46).

(xx)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to PIMCO Total Return Fund dated October 1, 2018(48).

(xxi)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund dated November 5, 2018 (49)

(xxii)	Supplement to the Second Amended and Restated Supervision and Administration Agreement relating to PIMCO Preferred and Capital Securities Fund and PIMCO RAE Worldwide Long/Short PLUS Fund dated May 15, 2019(50)

(xxiii)	Supplement to Second Amended and Restated Supervision and Administration Agreement relating to PIMCO Climate Bond Fund dated November 4, 2019(52).

b.	Fourth Amended and Restated Fee Waiver Agreement relating to the PIMCO Global Core Asset Allocation Fund dated July 25, 2011(11).

c.	Amended and Restated Fee Waiver Agreement relating to the PIMCO Inflation Response Multi-Asset Fund dated July 25, 2011(11).

d.	Amended and Restated Fee and Expense Limitation Agreement relating to PIMCO Government Money Market Fund dated July 31, 2013(23).

e.	Amendment to the Amended and Restated Fee and Expense Limitation Agreement relating to PIMCO Government Money Market Fund dated July 31, 2019(52).

f.	Fee Waiver Agreement relating to the PIMCO Emerging Markets Full Spectrum Bond Fund dated November 13, 2012(18).

g.	Second Amended and Restated Fee Waiver Agreement relating to the PIMCO TRENDS Managed Futures Strategy Fund dated July 31, 2019(52).

h.	Amended and Restated Fee Waiver Agreement relating to the PIMCO RAE Low Volatility PLUS EMG Fund dated July 31, 2019(52).

i.	Fee Waiver Agreement relating to the PIMCO Multi-Strategy Alternative Fund dated November 5, 2014(25).

j.	Fee Waiver Agreement relating to I-3 shares dated February 13, 2018(45).

k.	Fee Waiver Agreement relating to I-3 shares dated May 15, 2018(46).

l.	Fee Waiver Agreement relating to the PIMCO Strategic Bond Fund dated October 1, 2018(47).

m.	Amendment to the Fee Waiver Agreement relating to the PIMCO Strategic Bond Fund dated July 31, 2019(52).

n.	Fee Waiver Agreement relating to the PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund dated November 5, 2018(49).

o.	Amended and Restated Fee Waiver Agreement relating to the PIMCO CommodityRealReturn Strategy Fund® (PIMCO Cayman Commodity Fund I Ltd.) dated February 23, 2009(19).

q.	Amended and Restated Fee Waiver Agreement relating to the PIMCO Global Core Asset Allocation Fund (PIMCO Cayman Commodity Fund II, Ltd.) dated February 23, 2009(19).

r.	Fee Waiver Agreement relating to the PIMCO CommoditiesPLUS® Strategy Fund (PIMCO Cayman Commodity Fund III, Ltd.) dated May 7, 2010(19).

s.	Fee Waiver Agreement relating to the PIMCO Inflation Response Multi-Asset Fund (PIMCO Cayman Commodity Fund VII, Ltd.) dated May 23, 2011(31).

t.	Fee Waiver Agreement relating to the PIMCO TRENDS Managed Futures Strategy Fund (PIMCO Cayman Commodity Fund VIII, Ltd.) dated September 20, 2013(21).

u.	Fee Waiver Agreement relating to the PIMCO Preferred and Capital Securities Fund (PIMCO Capital Securities Fund (Cayman) Ltd.) dated March 1, 2015(26).

v.	Fee Waiver Agreement relating to the PIMCO Climate Bond Fund dated November 4, 2019(52).

w.	Second Amended and Restated Expense Limitation Agreement dated June 1, 2018(47).

x.	Second Amended and Restated Expense Limitation Agreement relating to the PIMCO All Asset Fund dated September 26, 2012(19).

y.	Second Amended and Restated Expense Limitation Agreement relating to the PIMCO All Asset All Authority Fund dated September 26, 2012(19).

z.	Expense Limitation Agreement relating to PIMCO Gurtin California Municipal Intermediate Value Fund, PIMCO Gurtin California Municipal Opportunistic Value Fund, PIMCO Gurtin National Municipal Intermediate Value Fund and PIMCO Gurtin National Municipal Opportunistic Value Fund dated November 5, 2018(49).

aa.	Amended and Restated Transfer Agency and Service Agreement dated May 14, 2015(28)

(i) Amendment to Amended and Restated Transfer Agency and Service Agreement dated July 17, 2018(47).

bb.	Form of Bank Fund Services Agreement (23).

cc.	Form of Fund Services Agreement(31).

(14)	Other Opinions

a. Consent of Independent Registered Public Accounting Firm(51)

(15)	Omitted Financial Statements – Inapplicable

(16)	Powers of Attorney(51)

(17)	Additional Exhibits – Inapplicable

(1)	Filed with Post-Effective Amendment No. 133 on April 29, 2008, and incorporated by reference herein.
(2)	Filed with Post-Effective Amendment No. 147 on December 22, 2008, and incorporated by reference herein.
(3)	Filed with Post-Effective Amendment No. 151 on March 18, 2009, and incorporated by reference herein.
(4)	Filed with Post-Effective Amendment No. 157 on June 8, 2009, and incorporated by reference herein.
(5)	Filed with Post-Effective Amendment No. 160 on July 29, 2009, and incorporated by reference herein.
(6)	Filed with Post-Effective Amendment No. 167 on October 28, 2009, and incorporated by reference herein.
(7)	Filed with Post-Effective Amendment No. 173 on May 12, 2010, and incorporated by reference herein.
(8)	Filed with Post-Effective Amendment No. 178 on August 30, 2010, and incorporated by reference herein.
(9)	Filed with Post-Effective Amendment No. 181 on November 3, 2010, and incorporated by reference herein.
(10)	Filed with Post-Effective Amendment No. 187 on March 18, 2011, and incorporated by reference herein.
(11)	Filed with Post-Effective Amendment No. 210 on July 28, 2011, and incorporated by reference herein.
(12)	Filed with Post-Effective Amendment No. 213 on August 17, 2011, and incorporated by reference herein.
(13)	Filed with Amendment No. 279 on August 30, 2011, and incorporated by reference herein.
(14)	Filed with Post-Effective Amendment No. 226 on March 7, 2012, and incorporated by reference herein.
(15)	Filed with Post-Effective Amendment No. 228 on April 30, 2012, and incorporated by reference herein.
(16)	Filed with Post-Effective Amendment No. 229 on May 21, 2012, and incorporated by reference herein.
(17)	Filed with Post-Effective Amendment No. 238 on September 5, 2012, and incorporated by reference herein.
(18)	Filed with Post-Effective Amendment No. 243 on January 29, 2013, and incorporated by reference herein.
(19)	Filed with Post-Effective Amendment No. 245 on March 15, 2013, and incorporated by reference herein.
(20)	Filed with Post-Effective Amendment No. 246 on May 14, 2013, and incorporated by reference herein.
(21)	Filed with Post-Effective Amendment No. 253 on October 30, 2013, and incorporated by reference herein.
(22)	Filed with Post-Effective Amendment No. 255 on December 30, 2013, and incorporated by reference herein.
(23)	Filed with Post-Effective Amendment No. 257 on May 30, 2014, and incorporated by reference herein.
(24)	Filed with Post-Effective Amendment No. 265 on November 7, 2014, and incorporated by reference herein.
(25)	Filed with Post-Effective Amendment No. 267 on December 15, 2014, and incorporated by reference herein.

(26)	Filed with Post-Effective Amendment No. 270 on March 6, 2015, and incorporated by reference herein.
(27)	Filed with Post-Effective Amendment No. 273 on May 26, 2015, and incorporated by reference herein.
(28)	Filed with Amendment No. 370 on June 10, 2015, and incorporated by reference herein.
(29)	Filed with Post-Effective Amendment No. 276 on July 28, 2015, and incorporated by reference herein.
(30)	Filed with Amendment No. 375 on August 14, 2015, and incorporated by reference herein.
(31)	Filed with Amendment No. 378 on September 16, 2015, and incorporated by reference herein.
(32)	Filed with Post-Effective Amendment No. 278 on October 1, 2015, and incorporated by reference herein.
(33)	Filed with Post-Effective Amendment No. 284 on May 27, 2016, and incorporated by reference herein.
(34)	Filed with Amendment No. 389 on July 12, 2016, and incorporated by reference herein.
(35)	Filed with Post-Effective Amendment No. 286 on July 27, 2016, and incorporated by reference herein.
(36)	Filed with Amendment No. 395 on October 3, 2016, and incorporated by reference herein.
(37)	Filed with Amendment No. 399 on March 21, 2017, and incorporated by reference herein.
(38)	Filed with Post-Effective Amendment No. 291 on May 25, 2017, and incorporated by reference herein.
(39)	Filed with Post-Effective Amendment No. 292 on May 26, 2017, and incorporated by reference herein.
(40)	Filed with Post-Effective Amendment No. 295 on July 28, 2017, and incorporated by reference herein.
(41)	Filed with Post-Effective Amendment No. 298 on August 25, 2017, and incorporated by reference herein.
(42)	Filed with Post-Effective Amendment No. 301 on October 24, 2017, and incorporated by reference herein.
(43)	Filed with Post-Effective Amendment No. 307 on January 16, 2018, and incorporated by reference herein.
(44)	Filed with Post-Effective Amendment No. 311 on February 23, 2018, and incorporated by reference herein.
(45) (46)	Filed with Post-Effective Amendment No. 314 on April 27, 2018, and incorporated by reference herein. Filed with Post-Effective Amendment No. 318 on July 26, 2018, and incorporated by reference herein.
(47)	Filed with Post-Effective Amendment No. 320 on October 19, 2018, and incorporated by reference herein.
(48)	Filed with Post-Effective Amendment No. 321 on January 2, 2019, and incorporated by reference herein.
(49)	Filed with Post-Effective Amendment No. 323 on May 29, 2019, and incorporated by reference herein.
(50)	Filed with Post-Effective Amendment No. 324 on July 26, 2019, and incorporated by reference herein.
(51)	Filed with the Trust’s Registration Statement on Form N-14 on August 23, 2019, and incorporated by reference herein.
(52)	Filed with Post-Effective Amendment No. 327 on November 12, 2019, and incorporated by reference herein.

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145(c)], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the reorganization described in this registration statement that contains an opinion of counsel supporting the tax matters.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Washington in the District of Columbia, on the 6th day of January, 2020.

PIMCO FUNDS
(Registrant)

By: Eric D. Johnson*, President

*By: /s/ Adam T. Teufel
Adam T. Teufel as attorney-in fact

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Trustee	January 6, 2020
Brent R. Harris*
	Trustee	January 6, 2020
George E. Borst*
	Trustee	January 6, 2020
Jennifer H. Dunbar*
	Trustee	January 6, 2020
Kym M. Hubbard*
	Trustee	January 6, 2020
Gary F. Kennedy*
	Trustee	January 6, 2020
Peter B. McCarthy*
	Trustee	January 6, 2020
Ronald C. Parker*
	Trustee	January 6, 2020
Peter G. Strelow*
	President	January 6, 2020
Eric D. Johnson*	(Principal Executive Officer)
	Treasurer	January 6, 2020
Bradley A. Todd*	(Principal Financial and Accounting Officer)

*By:	/s/ Adam T. Teufel
Adam T. Teufel
as attorney-in-fact

*Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

12	Tax Opinion of Dechert LLP